Filed Pursuant to Rule 433 Registration No. 333-174878

FINAL PRICING TERM SHEET

DATE: JANUARY 24, 2012

This communication  relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement dated January 23, 2012 and the Prospectus dated June 14, 2011 relating to these securities.

FINAL PRICING TERMS ON AEGON 8.000% NON-CUMULATIVE SUBORDINATED NOTES DUE 2042

ISSUER:	AEGON N.V.
SECURITIES OFFERED:	8.000% Non-Cumulative Subordinated Notes due 2042
EXPECTED RATINGS:* (MOODY’S / S&P / FITCH)	Baa1 / BBB / BBB (stable/stable/stable)
FORMAT:	SEC-Registered Global Securities
AGGREGATE PRINCIPAL AMOUNT:	US$500,000,000 (excluding the underwriters’ option to purchase up to US$75,000,000 of additional aggregate principal amount of Non-Cumulative Subordinated Notes to cover overallotments, if any)
FORM AND DENOMINATION:	US$25 and integral multiples thereof
TRADE DATE:	January 24, 2012
SETTLEMENT DATE:	January 31, 2012 (T+5)
MATURITY DATE:	February 15, 2042, unless earlier redeemed or mandatorily postponed
INTEREST RATE:	8.000%
PRICE TO PUBLIC PER SUBORDINATED NOTE:	$25 per Non-Cumulative Subordinated Note
UNDERWRITING DISCOUNT:	$0.7875 per Non-Cumulative Subordinated Note for retail orders $0.5000 per Non-Cumulative Subordinated Note for institutional orders
PRICE TO ISSUER:	$24.2264 per Non-Cumulative Subordinated Note. Calculated based on actual retail sales and actual institutional sales
PROCEEDS, BEFORE EXPENSES, TO THE ISSUER:	$484,528,875, not including proceeds, if any, from the exercise of the Overallotment Option
INTEREST PAYMENT DATES:	Quarterly in arrears on the 15th of February, May, August and November beginning May 15, 2012. Interest payments may be cancelled under certain circumstances
OPTIONAL REDEMPTION:	Callable at par plus accrued and unpaid interest on August 15, 2017 or any Interest Payment Date thereafter
LISTING:	NYSE expected
CUSIP / ISIN:	007924 608 / US0079246080
JOINT BOOK-RUNNING MANAGERS:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC
CO-MANAGERS:	RBC Capital Markets, LLC, Barclays Capital, Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC

The Company has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Company and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Citigroup Global Markets Inc. at 1-877-858-5407, Morgan Stanley & Co. LLC at 1-800-584-6837 or Wells Fargo Securities, LLC at 1-800-326-5897.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.